BB 6/28

C M 6/29

04019708

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED PROCESSING
JUN 2 3 2004
WASH. DC SECTION

| SEC FILE NUMBER |
|---|
| 8- 11206 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/03 AND ENDING 04/30/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Pension & Group Consultants, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City (City) Missouri (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard F. Jones, President 816-968-0602
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich, Goodyear & Hinds
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Hwy. Suite 255 (Address) Long Beach (City) California (State) 90803 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of April 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JOHN W. BAXTER
Notary Public - Notary Seal
STATE OF MISSOURI
JACKSON COUNTY
My Commission Expires: Mar. 15, 2005

Signature

Richard F. Jones, President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of [illegible] Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NATIONAL PENSION
# & GROUP CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2004

(With Independent Auditors' Report Thereon)

# CONTENTS

# Goodrich, Goodyear & Hinds

*An Accountancy Corporation*

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
National Pension & Group Consultants, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of National Pension & Group Consultants, Inc. as of April 30, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Pension & Group Consultants, Inc. as of April 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
May 24, 2004

**NATIONAL PENSION & GROUP CONSULTANTS, INC.**
STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2004

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents: | | |
| Cash in bank | | $ 80,661 |
| UMB Scout money market fund | | 73,829 |
| Federated Cash Management Funds | | 45,333 |
| MFS Bond Mutual Funds | | 784,831 |
| PIMCO Bond Mutual Funds | | 104,934 |
| Total cash and cash equivalents | | 1,089,588 |
| Receivables (non-allowable): | | |
| Commissions - Commodities | $ 2,891 | |
| Commissions - Variable annuities | 1,837 | |
| Due from related entities: | | |
| Management fees | 31,585 | |
| Expense reimbursement | 1,985 | |
| Total receivables | | 38,298 |
| Other assets (non-allowable): | | |
| Investment - NPGC Fund, LP | 144,848 | |
| NASDAQ certificate | 3,300 | |
| CRD deposit | 703 | |
| IRS tax deposit | 27,584 | |
| Total other assets | | 176,435 |
| Total assets | | $ 1,304,321 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Management fee payable | | $ 87,907 |
| Accounts payable | | 2,177 |
| Total liabilities | | 90,084 |
| Stockholder's equity: | | |
| Common stock, Class A, $10 par value; authorized 4,000 shares; issued and outstanding, 2,400 shares | $ 24,000 | |
| Additional paid-in capital | 50,000 | |
| Retained earnings | 1,140,237 | |
| Total stockholder's equity | | 1,214,237 |
| Total liabilities and stockholder's equity | | $ 1,304,321 |

The accompanying notes are an integral part of these financial statements.

**NATIONAL PENSION & GROUP CONSULTANTS, INC.**
STATEMENT OF INCOME

YEAR ENDED APRIL 30, 2004

| | | |
|---|---|---|
| Revenues: | | |
| Commissions - Commodities | | $ 30,154 |
| Commissions - Variable annuities | | 38,888 |
| Section 12b-1 fees | | 328,331 |
| Dividends and interest | | 11,803 |
| Management fees | | 184,683 |
| Unrealized gain on investments | | 9,652 |
| Administrative income | | 25,610 |
| Total revenues | | 629,121 |
| Expenses: | | |
| Commissions | $ 1,267 | |
| Section 12b-1 expenses | 328,331 | |
| Administrative expenses | 25,610 | |
| Management fees | 92,577 | |
| Professional fees | 7,062 | |
| Continuing education and testing fees | 1,230 | |
| NASD fees | 2,100 | |
| Other regulatory fees | 2,598 | |
| SIPC assessment | 150 | |
| Miscellaneous | 2,338 | |
| Total expenses | | 463,263 |
| Net income | | $ 165,858 |

The accompanying notes are an integral part of these financial statements.

**NATIONAL PENSION & GROUP CONSULTANTS, INC.**
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2004

| | Common Stock, Class A | | Additional Paid-In | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balance, April 30, 2003 | 2,400 | $ 24,000 | $ 50,000 | $ 974,379 | $ 1,048,379 |
| Net income for year ended April 30, 2004 | - | - | - | 165,858 | 165,858 |
| Balance, April 30, 2004 | 2,400 | $ 24,000 | $ 50,000 | $ 1,140,237 | $ 1,214,237 |

The accompanying notes are an integral part of these financial statements.

**NATIONAL PENSION & GROUP CONSULTANTS, INC.**
STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2004

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 165,858 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Net unrealized gain on investment in NPGC Fund, LP | $ (9,652) | |
| Increase in receivables | (3,387) | |
| Increase in accounts payable | 84,620 | |
| Decrease in deposits | 16,281 | |
| Total adjustments | | 87,862 |
| Net cash flows provided by operating activities | | 253,720 |
| Cash flows from investing activities: | | |
| Increase in CRD deposit | (444) | |
| Net cash used for investing activities | | (444) |
| Cash flows from financing activities | | - |
| Net increase in cash and cash equivalents | | 253,276 |
| Cash and cash equivalents at beginning of year | | 836,312 |
| Cash and cash equivalents at end of year | | $ 1,089,588 |

The accompanying notes are an integral part of these financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Organization

National Pension & Group Consultants, Inc. (the "Company") was formed in the District of Columbia in 1961 and was registered to do business in the State of Missouri as a foreign corporation in October 1971. The main office is in Kansas City, Missouri, with a branch office in Kentucky. The Company is a registered broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD), and is registered with the Securities and Exchange Commission (SEC) and various other states. The Company also is registered with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC").

The Company primarily conducts a mutual fund business by way of FTJFundChoice, which provides financial services in the nature of investment administration. The Company conducts a minimal variable contract business. The Company is subject to a CFTC minimum net capital requirement of $30,000 and operates pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3. The Company does not clear securities transactions or hold customers' securities or funds.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

### Investment in NPGC Fund Limited Partnership

The Company is the managing general partner in NPGC Fund Limited Partnership ("NPGC Fund, LP"), a commodity pool, which trades in futures, options and related contracts. The Company owned approximately 42.2 units (approximately 2%) of NPGC Fund, LP as of April 30, 2004. The Company marks to market its units on a monthly basis, based on the performance of the commodity pool, with the unrealized gains and losses included in the statement of income. Summarized financial information for NPGC Fund, LP as of and for the year ended December 31, 2003 (the most recent audited financial statements), is as follows:

| | |
|---|---|
| Assets | $ 8,915,170 |
| Liabilities | (81,651) |
| Partners' equity | $ 8,833,519 |
| Investment income | $ 1,754,530 |
| Operating expenses | (745,645) |
| Net income | $ 1,008,885 |

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

### Income Taxes

The Company elected under Section 1372(a) of the Internal Revenue Code to be treated as an S corporation. Accordingly, the Company is not subject to federal income taxes as all income, deductions, credits, etc. are taxable to the shareholder. Therefore, no provision for income taxes has been made in these financial statements. The Company is required to make certain deposits to the Internal Revenue Service due to its election of a fiscal year-end versus a calendar year-end.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## (2) RELATED PARTY TRANSACTIONS

The Company is an affiliate of American Service Life Insurance Company ("ASLIC"), Fidelity Security Life Insurance Company ("FSLIC"), Forrest T. Jones & Company, Inc. ("FTJ"), Forrest T. Jones Consulting Company, Inc., and FTJFundChoice, LLC, in all of which Richard F. Jones has an equity interest. FTJ performs management and accounting services. Also, some of the transactions recorded in the Company's financial statements reflect the intercompany billings based on allocation of common costs. The Company had a receivable of $1,985 at April 30, 2004, for common cost allocations.

In 1999, the Company entered into an affiliation agreement with FSLIC and FTJ for the purpose of selling FSL Flexible Premium Variable Annuity contracts offered by FSLIC. Pursuant to this agreement, the Company serves as the distributor for the variable annuity insurance contracts. Commissions are paid to FTJ or its designates based on the percentage of sales and contract value in accordance with the instructions received from FTJ. FTJ has relinquished its commissions on the variable annuity insurance contracts distributed by the Company. Accordingly, the Company has included $38,888 of commissions received from the sale of the variable annuity insurance contracts in commission revenue in the statement of income for the year ended April 30, 2004.

(2) RELATED PARTY TRANSACTIONS, Continued

The Company performs management and investment services for NPGC Fund, LP. A management fee of .125% per month of the month-end net asset value is received by the Firm (one and one-half percent per year). These fees were $184,683 in 2004. The Company pays an annual management fee to one of its principal officers equal to 50% of certain income less the related expenses. The management fee incurred under the agreement amounted to $87,907 for the year ended April 30, 2004.

As General Partner of NPGC Fund, LP, the Company also receives an incentive fee equal to 5% of net new trading profits each quarter. Net new trading profits, for purposes of calculating the General Partner's incentive fee, is the net new increase in net asset value of NPGC Fund, LP, adjusted for additions and withdrawals, as compared to the prior month's highest net asset value. The Company received approximately $51,000 of incentive fees in 2004.

The Company receives 12b-1 fees and related administrative income, which are remitted to its affiliate, FTJFundChoice, LLC for certain administrative services. The amount of such fees included in the accompanying statement of income as both 12b-1 and administrative revenue and offsetting expense amounted to $328,331 for 12b-1 fees and $25,610 for administrative costs.

(3) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

NPGC Fund, LP utilizes derivative financial instruments, primarily futures contracts, but also including options, foreign currency forwards, and related contracts for trading purposes. Such contracts are carried at fair value, generally based on quoted market prices, with unrealized gains and losses included in the statement of income.

Futures, forwards, and similar contracts provide for the delayed delivery of the underlying instrument. As a writer of options, NPGC Fund receives a premium in exchange for giving the counter-party the right to buy or sell the underlying commodity or security at a future date at a contracted price. The contractual amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange. Cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts is limited to the unrealized market valuation gains/losses. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

(3) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK, Continued

NPGC Fund, LP accounts are carried by Man Financial, a clearing agent. The agreement between the Company and Man Financial stipulates that all losses resulting from the NPGC Fund, LP's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of April 30, 2004, is not expected to have a material adverse effect on the Company's financial statements.

(4) CLASS B COMMON STOCK

The Company has authorized 1,000 shares of Class B non-voting common stock of which no shares have been issued.

(5) SIPC

The SIPC assessment has been determined in accordance with applicable instructions and was remitted on a timely basis.

(6) NET CAPITAL

The Company maintains a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) of the Net Capital rule. To comply with the CFTC regulations and NFA Rules, the Company has a minimum required net capital of $30,000. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of April 30, 2004, the net capital was $863,355, which exceeded the required minimum capital of $30,000 by $833,355, and the net capital ratio was .10 to 1.

# NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED APRIL 30, 2004

| | | |
|---|---|---|
| Total equity from statement of financial condition | | $ 1,214,237 |
| Less non-allowable assets: | | |
| Receivables | $ 38,298 | |
| Investment - NPGC Fund, LP | 144,848 | |
| NASDAQ certificate | 3,300 | |
| CRD deposit | 703 | |
| Other deposits | 27,584 | (214,733) |
| Net capital before haircut | | 999,504 |
| Haircut: | | |
| UMB Scout money market fund @ 2% | 1,477 | |
| Federal cash management funds @ 2% | 907 | |
| MFS Bond Mutual Funds @ 15% | 117,725 | |
| PIMCO Bond Mutual Funds @ 15% | 15,740 | |
| Total haircuts | | 135,849 |
| Net capital | | $ 863,655 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness or $30,000, whichever is greater) | $ 30,000 |
| Net capital from above | $ 863,655 |
| Excess net capital | $ 833,655 |

## COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | |
|---|---|
| Total liabilities (aggregate indebtedness) | $ 90,084 |
| Ratio of aggregate indebtedness to net capital | .10 to 1 |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | N/A |

**NATIONAL PENSION & GROUP CONSULTANTS, INC.**
RECONCILIATION OF NET CAPITAL

YEAR ENDED APRIL 30, 2004

| | | |
|---|---|---|
| Net capital as reported in unaudited Focus Report Part IIA | | $ 979,326 |
| Adjustment related to: | | |
| Correction of haircut | $(115,670) | |
| Rounding | (1) | |
| Total adjustments | | (115,671) |
| Net capital as reported in audited financial statements | | $ 863,655 |

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reason noted above. While such difference is material, the Company is substantially above its minimum net capital requirement.

The Board of Directors and Stockholder
National Pension & Group Consultants, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of National Pension & Group Consultants, Inc. for the year ended April 30, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by National Pension & Group Consultants, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons;

2) Recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected.

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
May 24, 2004